Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Transition Period from January 1 to March 31, 2020

BEIJING, July 24, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced its unaudited financial results for the transition period from January 1 to March 31, 2020. On April 26, 2020, Uxin’s board of directors approved a change of fiscal year end from December 31 to March 31. The Company will also file a report on Form 20-F for the transition period from January 1 to March 31, 2020 (the “Transition Period”) with the Securities and Exchange Commission today.

Letter to Shareholders

So far this year, 2020 has presented just as many challenges for our business as it has created exciting achievements, marking another significant milestone for Uxin. In addition to the divestiture of the loan facilitation business, we also successfully removed all historical guarantee obligations, as we transferred XW Bank-related loans to Golden Pacer and settled the remaining guarantee liabilities associated with the historically-facilitated loans for the other major financing partner of ours. These achievements have enabled us to fully resolve our auto financing-related issues so we can focus squarely on our streamlined 2C online used car transaction business while driving sustainable growth for you, our shareholders.

As a first mover in China’s used car market, we believe that auto financing is a natural and convenient option to facilitate the desire to buy a used car. Built on the foundation of this belief and our expertise in the used car industry, we initiated partnership with our financing partners under the business model of loan facilitation, but we needed to provide guarantees for all facilitated loans. As large as the market opportunity is for used car financing, and as much as our financing-related volume grew rapidly in recent years, these guarantee liabilities have, in fact, put significant pressure on our cashflow. We also experienced a tightening regulatory environment for the overall financing industry and an overall economic downturn, which only intensified the pressure we faced. As we continue to operate in this environment, we believe that well-funded banks and licensed financial institutions are better positioned to play their role as a loan provider, while also taking on the credit risk, given their strong skills in risk management and capacity for higher risk tolerance.

With the drag of guarantee liabilities behind us, Uxin ushers in a new phase of development. We have evolved from a financing-oriented platform to a transaction-centric online used car dealer who offers quality value-for-money used cars, premium purchasing services and online one-stop convenience. These key value propositions have reshaped our core customer base into a group of consumers who are willing to pay for quality and premium services. To further enhance customer experience, we upgraded our used car transaction value chain and migrated every sales step online. We developed a team of inventory selectors to discover the highest quality cars that offer the best value for money from a national pool of cars. Only these qualified cars are then eligible to be inspected and listed on our platform. We are also in the process of planning advanced refurbishments to further enhance car quality. We replaced our offline sales team with an online consulting team that delivers timely vehicle consulting services and facilitates a seamless self-service purchasing experience. We also enhanced the responsiveness and quality of our aftersales services to ensure high customer satisfaction. Our differentiated product and service offering is critical for alleviating customers’ concerns about buying used cars online. Our expanded value proposition has strengthened the Uxin brand, built trust in our service, improved the customer experience and increased NPS (net promotion scores) among customers. We strongly believe that creating meaningful customer value and earning customer trust are key to establishing a stronger competitive advantage and barrier to entry, and this is a core strategic goal that will allow Uxin to drive sustainable long-term growth.

Equally as important, I want to highlight that the transformation of our business and service model is not just about cost savings, but rather about fundamentally optimizing our overall cost structure, increasing long-term operational efficiency and improving cashflow. Our focus on selecting “best value” used cars effectively reduces inspector headcount, so we only need to dedicate inspection resources to a smaller number of better value-for-money cars. In addition, a simplified transaction process, coupled with transparent pricing, lowers the reliance on salespeople who used to meet customers in person to navigate the complex process of buying a used car. As a result, our current online sales team is only about one-tenth the size of the previous offline team. With a fundamentally optimized cost structure in place, we believe we have created a clear path to profitability and thus are better positioned to create long-term value for our shareholders. We are confident that the net effect will reinforce our competitive advantages and further differentiate us from our peers.

We believe that online purchasing of used cars in China will continue to grow and we are excited about the opportunities going forward. While focused on future growth, we are also cognizant of the challenges we are facing. The first one relates to how we can better serve customers who need financing plans. When we provided loan facilitation services and took on the credit risk, we had better control on loan approval rates, approving efficiency and flexibility of financing options. Without providing this service and providing guarantees, we now rely on developing a best-in-class used car finance supermarket to meet customers’ diversified needs. Given the current weakened economic environment, banks and financial institutions all tend to take a more conservative approach in carrying out financing business. As a result, it will take some lead time before approval rates reach a satisfactory level and more financing options are available in the supermarket. We are actively working with our financing partners to find the right balance between growing scale and managing risk.

The second challenge is that it takes time to build Uxin as a trusted online dealer. On top of quality value-for-money used cars, we must focus on providing the best possible services to each of our customers. To achieve this long-term goal, we will have to pass on selling those used cars that have seemingly competitive pricing but are unable to meet our quality requirements. Building reputation takes time, but a trusted brand will create a more sustainable growth trajectory.

China’s used car market has great growth potential, but customers have been underserved for quite a long time. With a determination to become our customers’ most trusted online car vendor, we aim to become the first company in the industry who wholeheartedly creates meaningful and long-lasting customer value. We will only sell a car to our customers that we would also sell to our most loved friends and family. This is our pledge and though we understand the challenge in taking this approach, we firmly believe that it is the best way to achieve sustainable success.

For almost a decade, Uxin has built a well-known brand, focused on developing strong and integrated capabilities in conducting professional and high-standard car inspections, providing services across the supply chain and offering well-rounded warranty programs and aftersales services. All have been building blocks in bolstering the strategic online transformation of our business and service model.

There is no better time than now to face our challenges head-on and seize the opportunity before us. We believe this approach underpins the long-term strategy that will elevate Uxin to the next stage of growth and development, and we are excited about our ability to create unique and optimal customer value, and by so doing, also generate sustainable long-term value for our shareholders.

Kun Dai

Chairman and Chief Executive Officer

Uxin Limited

Transition Period Highlights

The Company’s results for the Transition Period has been materially and adversely affected by the COVID-19 pandemic. During this period, the Company expedited its ongoing transformation of the entire used car transaction process and migrated every sales step online.

•                      2C transaction volume was 6,584 units for the three months ended March 31, 2020, compared with 20,647 in the same period last year.

•                      2C GMV1 was RMB723 million for the three months ended March 31, 2020, compared with RMB2,268 million in the same period last year.

•                      Total revenues were RMB103.9 million (US$14.7 million) for the three months ended March 31, 2020, compared with RMB335.8 million in the same period last year.

•                      2C revenue was RMB88.5 million (US$12.5 million) for the three months ended March 31, 2020, compared with RMB284.3 million in the same period last year.

•                      Gross margin was negative 6.6% for the three months ended March 31, 2020, compared with a gross margin of 53.4% in the same period last year.

•                      Loss from continuing operations was RMB2,186.0 million (US$308.7 million) for the three months ended March 31, 2020, compared with RMB295.0 million in the same period last year. Loss from continuing operations primarily resulted from a significant provision for credit losses of RMB1,939.6 million recorded for the quarter.

•                      Non-GAAP adjusted loss from continuing operations was RMB2,218.1 million (US$313.3 million) for the three months ended March 31, 2020, compared with RMB245.5 million in the same period last year. On a non-GAAP basis, loss from continuing operations was also materially impacted by a significant provision for credit losses recorded for the quarter.

•                      Net loss from continuing operations was RMB2,034.4 million (US$287.3 million) for the three months ended March 31, 2020, compared with RMB295.5 million in the same period last year. Net loss from continuing operations primarily resulted from a significant provision for credit losses of RMB1,939.6 million recorded for the quarter.

1  GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.

•                      Non-GAAP adjusted net loss from continuing operations was RMB2,066.5 million (US$291.8 million) for the three months ended March 31, 2020, compared with RMB246.0 million in the same period last year. On a non-GAAP basis, net loss from continuing operations was also materially impacted by a significant provision for credit losses recorded for the quarter.

Transition Period Financial Results

Total revenues were RMB103.9 million (US$14.7 million) for the three months ended March 31, 2020, compared with RMB335.8 million in the same period last year. The decrease was primarily due to decreases in 2C transaction volume and GMV as a result of the disruptions caused by the COVID-19 pandemic to the Company’s business operations.

2C revenue was RMB88.5 million (US$12.5 million) for the three months ended March 31, 2020, compared with RMB284.3 million in the same period last year. 2C online used car transaction volume was 6,584 units for the three months ended March 31, 2020, compared with 20,647 units in the same period last year; and corresponding 2C GMV was RMB723 million, compared with RMB2,268 million in the same period last year.

•                      Commission revenue was RMB48.0 million (US$6.8 million) for the three months ended March 31, 2020, compared with RMB148.8 million in the same period last year. The decrease was primarily due to decreases in transaction volume and GMV. Commission rate2 expanded to 6.6% for the three months ended March 31, 2020 from 6.3% in the previous quarter as a result of the Company’s strong pricing power bolstered by its unique offerings of nationwide selection of best value-for-money used cars as well as quality transaction services to consumers.

•                      Value-added service revenue was RMB40.5 million (US$5.7 million) for the three months ended March 31, 2020, compared with RMB135.5 million in the same period last year. The decrease was primarily due to decreases in transaction volume and GMV. VAS take rate3 slightly increased to 5.6% for the three months ended March 31, 2020 from 5.5% in the previous quarter as a result of our increasingly enhanced and diversified services.

Other revenue4 was RMB15.4 million (US$2.2 million) for the three months ended March 31, 2020, compared with RMB51.5 million in the same period last year.

Cost of revenues was RMB110.7 million (US$15.6 million) for the three months ended March 31, 2020, representing a decrease of 29.2% from RMB156.4 million in the same period last year. The decrease was primarily due to a decrease in salaries and benefits for employees engaged in car inspection, quality control, customer service and after-sales services due to the adoption of a flexible work-load based staffing program, as well as a decrease in fulfillment cost due to a decrease in transaction volume.

Gross margin was negative 6.6% for the three months ended March 31, 2020, compared with a gross margin of 53.4% in the same period last year.

2  Commission rate is measured by 2C commission revenue divided by 2C GMV.

3  VAS take rate is measured by 2C VAS revenue divided by 2C GMV.

4  Other revenue mainly consists of the revenues from salvage car business and other miscellaneous revenue streams.

Total operating expenses were RMB2,235.2 million (US$315.7 million) for the three months ended March 31, 2020. Total operating expenses excluding the impact of share-based compensation were RMB2,267.3 million.

•                      Sales and marketing expenses decreased by 45.2% year-over-year to RMB189.5 million (US$26.8 million) for the three months ended March 31, 2020. The decrease was mainly due to a decrease in salaries and benefits expenses. Share-based compensation expenses associated with sales and marketing expenses were nil during the quarter.

•                      General and administrative expenses decreased by 13.8% year-over-year to RMB74.9 million (US$10.6 million) for the three months ended March 31, 2020. The decrease was mainly due to a decrease in salaries and benefits as well as share-based compensation expenses. General and administrative expenses excluding the impact of share-based compensation were RMB104.9 million.

•                      Research and development expenses decreased by 4.5% year-over-year to RMB31.2 million (US$4.4 million) for the three months ended March 31, 2020. The decrease was primarily due to a decrease in salaries and benefits expenses. Research and development expenses excluding the impact of share-based compensation were RMB33.3 million.

•                      Loss from guarantee liabilities was nil for the three months ended March 31, 2020. The Company incurred guarantee liabilities associated with the remaining guarantee obligations from its historically-facilitated loans which were not transferred to Golden Pacer. The Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for the under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities shall be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460, and the provision for contingent guarantee liabilities is currently recorded within “provision for credit losses”; and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded within “other operating income”.

•                      Provision for credit losses was RMB1,939.6 million (US$273.9 million) for the three months ended March 31, 2020. Due to the impact of the COVID-19 pandemic, a significant impairment of RMB1,039.4 million was incurred as a result of the adversely-affected performance of the Company’s historically-facilitated loans, mainly including loans recognized as a result of payment under the guarantee. After the adoption of ASC 326, a provision of RMB804.3 million for contingent guarantee liabilities measured under the current expected credit losses model is recorded within “provision for credit losses”.

Loss from continuing operations was RMB2,186.0 million (US$308.7 million) for the three months ended March 31, 2020, compared with RMB295.0 million in the same period last year. Loss from continuing operations was primarily due to a significant provision for credit losses of RMB1,939.6 million recorded for the quarter.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB2,218.1 million (US$313.3 million) for the three months ended March 31, 2020, compared with RMB245.5 million in the same period last year. On a non-GAAP basis, loss from continuing operations was also materially impacted by a significant provision for credit losses recorded for the quarter.

Net loss from continuing operations was RMB2,034.4 million (US$287.3 million) for the three months ended March 31, 2020, compared with RMB295.5 million in the same period last year. Net loss from continuing operations was primarily due to a significant provision for credit losses of RMB1,939.6 million recorded for the quarter.

Non-GAAP adjusted net loss from continuing operations which excludes the impact of share-based compensation was RMB2,066.5 million (US$291.8 million) for the three months ended March 31, 2020, compared with RMB246.0 million in the same period last year. On a non-GAAP basis, net loss from continuing operations was also materially impacted by a significant provision for credit losses recorded for the quarter.

As of March 31, 2020, the Company had cash and cash equivalents of RMB342.5 million (US$48.4 million). The Company has been incurring losses from operations since inception. The Company incurred net losses from continuing operation of RMB2,034.4 million for the three months ended March 31, 2020. Accumulated deficit amounted to RMB15,488.8 million as of March 31, 2020. The COVID-19 pandemic has caused a general slowdown in economic activity, and the weakened consumer confidence and spending power resulted in a relatively slow recovery in transaction volumes. These factors have adversely affected the Company’s business, results of operations, financial condition and cash flows. Although China’s economy has been gradually recovering in the past few months, and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chain started to resume operations, it may continue to bring significant challenges and uncertainties to the market given the fact that the COVID-19 pandemic is still evolving and its full impact will still depend on future developments. Therefore, the ultimate impact of COVID-19 on the Company cannot be precisely determined at this time. These conditions and uncertainties could cast substantial doubt on the Company’s ability to continue as a going concern.

In response to the situation, the Company has taken actions to improve its liquidity and cash position. As disclosed in the section titled “Recent Update” below, the Company entered into a supplemental agreement with one of its major financing partners to settle its remaining guarantee liabilities associated with the historically-facilitated loans with an agreed amount by instalment payment over a period from 2020 to 2025, which minimizes cash flow commitment in next few years. In addition, the Company entered into agreements with one of its convertible note holders to adjust the repayment plan for the convertible notes. With these agreements in place, the Company’s liquidity and cash position will be significantly improved. More importantly, the Company has also proactively taken actions to fundamentally optimize its overall cost structure by upgrading its business and service model and implemented other cost control measures. For example, the Company has streamlined overall operations by better allocating inspection resources and deploying an online sales consultant team to provide services more efficiently. Considering all the actions mentioned above, which have alleviated the substantial doubt of the Company’s ability to continue as a going concern, the Company believes that its current cash and cash equivalents, cash considerations received from recent divestiture transactions and the anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements for the next 12 months.

Recent Update

•                      Settlement of Guarantee Liabilities Associated with Historically-facilitated Loans

On July 23, 2020, the Company entered into a supplemental agreement with WeBank to settle the Company’s remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the agreement, the Company will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 in instalments based on an agreed upon settlement schedule, pursuant to which, the settlement amount for any single year will be no more than RMB84 million. Upon the signing of the supplemental agreement, the Company is no longer subject to guarantee obligations in relation to its historically-facilitated loans for WeBank under the condition that the Company makes the instalment payment based on the agreed schedule.

•                      Amendment to the Company’s Convertible Notes

On July 23, 2020, the Company entered into agreements with PacificBridge Asset Management (“PacificBridge”) to amend the terms of the convertible notes in an aggregate principal amount of US$50 million that were issued by the Company to the affiliate of PacificBridge between July and November 2019. Pursuant to the agreements, the parties have agreed that the conversion prices of the original convertible notes will be adjusted down to a discounted price of the Company’s volume weighted average price for the last 30 trading days prior to the signing of the agreements, and PacificBridge will convert all the convertible notes into the Company’s Class A ordinary shares upon the signing of the agreements. As of the date of this earnings release, PacificBridge has converted all the convertible notes it held into 136,279,973 Class A ordinary shares of the Company at the discounted price.

Business Outlook

For the three months ended June 30, 2020, taking into account the overall impact of the COVID-19 pandemic as well as business divestitures, Uxin expects total revenues from continuing operations to be in the range of RMB60 million to RMB65 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions and is based upon the current situation and uncertainties associated with the COVID-19 pandemic, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on July 24, 2020 U.S. Eastern Time (8:00 PM on July 24, 2020 Beijing/Hong Kong time).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/5889109. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until July 31, 2020. The dial-in details for the replay are as follows:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	5889109

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice online. Uxin enables consumers to buy used cars online through its innovative integrated online platform and offline service and fulfilment networks, which takes care of each step of the transaction process and covers the entire value chain. Its one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars and various value-added products and services as well as a full suite of offline supporting services to fulfill these online transactions. Its extensive service network is bolstered by its online sales consultant team and local agents, covering over 250 prefecture-level cities throughout China. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from operations, adjusted net loss and adjusted net loss per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations excluding share-based compensation. The Company defines adjusted net loss as net (loss)/income excluding share-based compensation and fair value change of derivative liabilities. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0808 to US$1.00, representing the index rate as of the end of March 2020 stipulated by the People’s Bank of China. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Eric Yuan

Christensen

Tel: +86 10 5900 1548

Email: uxin@christensenir.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
Revenues
To consumers (“2C”)
- Commission revenue	148,840	48,038	6,784
- Value-added service revenue	135,475	40,456	5,713
Others	51,476	15,367	2,170
Total revenues	335,791	103,861	14,667

Cost of revenues	(156,372)	(110,714)	(15,636)
Gross profit	179,419	(6,853)	(969)

Operating expenses
Sales and marketing	(345,673)	(189,503)	(26,763)
General and administrative	(86,970)	(74,926)	(10,582)
Research and development	(32,634)	(31,176)	(4,403)
Loss from guarantee liabilities (i)	(9,188)	—	—
Provision for credit losses (i)	—	(1,939,570)	(273,920)
Total operating expenses	(474,465)	(2,235,175)	(315,668)

Other operating income	—	56,043	7,915

Loss from continuing operations	(295,046)	(2,185,985)	(308,722)

Interest income	1,990	3,081	435
Interest expenses	(26,493)	(29,029)	(4,100)
Other income	25,140	2,420	342
Other expenses	(4,751)	(10,118)	(1,429)
Foreign exchange losses	(779)	(388)	(55)
Gain from disposal of subsidiaries	—	179,020	25,282
Loss from continuing operations before income tax expense	(299,939)	(2,040,999)	(288,247)
Income tax expense	(1,556)	(326)	(46)
Equity in income of affiliates	5,956	6,940	980
Net loss from continuing operations, net of tax	(295,539)	(2,034,385)	(287,313)
Less: net loss attributable to non-controlling interests shareholders	(445)	(5,383)	(760)
Net loss from continuing operations, attributable to UXIN LIMITED	(295,094)	(2,029,002)	(286,553)

Discontinued operations
Income/(loss) from discontinued operations before income tax	22,977	(455,177)	(64,283)
Income tax expense	(12,422)	—	—
Net income/(loss) from discontinued operations	10,555	(455,177)	(64,283)
Net income/(loss) from discontinued operations attributable to UXIN LIMITED	10,555	(455,177)	(64,283)

Net loss	(284,984)	(2,489,562)	(351,596)
Less: net loss attributable to non-controlling interests shareholders	(445)	(5,383)	(760)
Net loss attributable to UXIN LIMITED	(284,539)	(2,484,179)	(350,836)

Net loss	(284,984)	(2,489,562)	(351,596)
Foreign currency translation	6,027	40,028	5,653

Total comprehensive loss	(278,957)	(2,449,534)	(345,943)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(445)	(3,927)	(555)
Total comprehensive loss attributable to UXIN LIMITED	(278,512)	(2,445,607)	(345,388)

Net loss attributable to ordinary shareholders	(284,539)	(2,484,179)	(350,836)
Weighted average shares outstanding — basic	881,704,014	888,460,868	888,460,868
Weighted average shares outstanding — diluted	881,704,014	888,460,868	888,460,868

(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.33)	(2.28)	(0.32)
Discontinued operations	0.01	(0.51)	(0.07)

(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.33)	(2.28)	(0.32)
Discontinued operations	0.01	(0.51)	(0.07)

(i) We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”) effective January 1, 2020 using the modified retrospective method. Before the adoption of ASU 2016-13, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded as “gain or loss from guarantee liabilities”.

After the adoption of ASU 2016-13, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded within “other operating income” and the relevant credit losses of guarantee liabilities are recorded within “provision for credit losses”.

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	478,200	342,504	48,371
Restricted cash	706,988	454,931	64,249
Accounts receivable, net	44,605	6,397	903
Amounts due from related parties	51,590	28,070	3,964
Advance to consumers on behalf of financing partners	2,135	—	—
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB763,122 and RMB2,190,575 as of December 31, 2019, and March 31, 2020, respectively	1,580,464	404,174	57,080
Advance to sellers, net	288,550	132,526	18,716
Other receivables, net of provision for credit losses of RMB6,119 and RMB51,666 as of December 31, 2019, and March 31, 2020, respectively	440,056	287,753	40,639
Inventory	13,792	10,314	1,458
Prepaid expenses and other current assets	158,908	137,148	19,369
Financial lease receivables, net of provision for credit losses of RMB23,157 and RMB27,250 as of December 31, 2019, and March 31, 2020, respectively	121,820	15,048	2,125
Assets held for sale	230,051	—	—
Net assets transferred (i)	827,710	420,000	59,315
Total current assets	4,944,869	2,238,865	316,189

Non-current assets
Property, equipment and software, net	110,114	87,558	12,366
Intangible assets, net	190	139	20
Goodwill	9,541	9,541	1,347
Long term investments	272,936	276,762	39,086
Right-of-use assets, net	45,446	34,466	4,868
Total non-current assets	438,227	408,466	57,687

Total assets	5,383,096	2,647,331	373,876

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Short-term borrowings and current portion of long-term borrowings	263,425	119,069	16,816
Accounts payable	127,836	132,357	18,692
Guarantee liabilities (ii)	388,307	910,949	128,651
Deposit of interests from consumers and payable to financing partners — current	42,199	25,968	3,667
Advance from buyers collected on behalf of sellers	147,923	110,493	15,605
Other payables and accruals	1,302,292	1,175,914	166,072
Deferred revenue	54,267	50,348	7,110
Convertible notes, current	324,644	375,449	53,024
Operating lease liabilities, current	32,892	32,842	4,638
Liabilities held for sale (iii)	310,029	143,009	20,197
Total current liabilities	2,993,814	3,076,398	434,472

Non-current liabilities
Long-term borrowings	241,026	234,585	33,130
Deposit of interests from consumers and payable to financing partners, non-current	265	—	—
Convertible bonds, non-current	1,672,796	1,679,130	237,138
Operating lease liabilities, non-current	10,075	1,865	263
Total non-current liabilities	1,924,162	1,915,580	270,531

Total liabilities	4,917,976	4,991,978	705,003

Shareholders’ equity/(deficit)
Ordinary shares	581	581	82
Additional paid-in capital	13,069,560	13,036,989	1,841,175
Accumulated other comprehensive income	68,192	106,764	15,078
Accumulated deficit	(12,669,165)	(15,488,827)	(2,187,440)
Total Uxin’s shareholders’ equity/(deficit)	469,168	(2,344,493)	(331,105)
Non-controlling interests	(4,048)	(154)	(22)
Total shareholders’ equity/(deficit)	465,120	(2,344,647)	(331,127)

Total liabilities and shareholders’ equity/(deficit)	5,383,096	2,647,331	373,876

(i) Pursuant to the supplemental agreements entered into with Golden Pacer in April 2020, net assets transferred refers to the pre-transferred net assets of XW Bank.

(ii) The guarantee liabilities are in relation to the historically-facilitated loans for WeBank and other financing partners, which were not transferred to Golden Pacer.

We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”) effective January 1, 2020 using the modified retrospective method. Before the adoption of ASU 2016-13, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded as “gain or loss from guarantee liabilities”.

After the adoption of ASU 2016-13, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded within “other operating income” and the relevant credit losses of guarantee liabilities are recorded within “provision for credit losses”.

(iii) Liabilities held for sales were related with the divestiture of 2B business.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
Cost of revenue	—	—	—
Sales and marketing	—	—	—
General and administrative	49,043	(29,925)	(4,226)
Research and development	520	(2,158)	(305)

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended March 31,
	2019	2020
	RMB	RMB	US$
Loss from continuing operations	(295,046)	(2,185,985)	(308,722)
Add: Share-based compensation expenses	49,563	(32,083)	(4,531)
- Cost of revenue	—	—	—
- Sales and marketing	—	—	—
- General and administrative	49,043	(29,925)	(4,226)
- Research and development	520	(2,158)	(305)

Non-GAAP adjusted loss from continuing operations	(245,483)	(2,218,068)	(313,253)

	For the three months ended March 31,
	2019	2020

Net loss from continuing operations	(295,539)	(2,034,385)	(287,313)

Add: Share-based compensation expenses	49,563	(32,083)	(4,531)
- Cost of revenue	—	—	—
- Sales and marketing	—	—	—
- General and administrative	49,043	(29,925)	(4,226)
- Research and development	520	(2,158)	(305)

Non-GAAP adjusted net loss from continuing operations	(245,976)	(2,066,468)	(291,844)

Non-GAAP adjusted net loss from continuing operations per share — basic	(0.28)	(2.33)	(0.33)
Non-GAAP adjusted net loss from continuing operations per share — diluted	(0.28)	(2.33)	(0.33)
Weighted average shares outstanding — basic	881,704,014	888,460,868	888,460,868
Weighted average shares outstanding — diluted	881,704,014	888,460,868	888,460,868

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.0808 as of the end of March 2020 stipulated by the Board of Governors of the Federal Reserve System.